DC

02020240

NO ACT
P.E 12-21-01
1-11840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 19, 2002

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

Act 1934
Section 14A-8
Rule
Public Availability 2/19/2002

Katherine A. Smith
Assistant Counsel
Corporate Governance and Business Transactions
The Allstate Corporation
2775 Sanders Road, A-2
Northbrook, IL 60062

Re: The Allstate Corporation
Incoming letter dated December 21, 2001

Dear Ms. Smith:

This is in response to your letters dated December 21, 2001 and January 7, 2002 concerning a shareholder proposal submitted to Allstate by Mark Klein, M.D. We also have received letters from the proponent dated December 30, 2001 and January 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mark Klein, M.D.
6808 Estates Drive
Oakland, CA 94611

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 – Rule 14a-(i)(7)

December 21, 2001

VIA AIRBORNE EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal submitted by Dr. Mark I. Klein for inclusion in The Allstate Corporation's 2002 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation (the "Company" or "Allstate") requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its 2002 annual meeting the stockholder proposal submitted by Dr. Mark I. Klein. The proposal calls for the Company to cease operations in the state of Mississippi (the "Proposal").

We would appreciate your response by February 15, 2002 so that we can meet our timetable for distributing our proxy materials and complying with Rule 14a-8(m).

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, we are filing this letter at least 80 calendar days before we expect to file our definitive proxy statement and form of proxy and we are enclosing six copies of the following:

1. this letter addressed to the Division of Corporation Finance;

2. Dr. Klein's letter and proposal of October 10, 2001 (Exhibit A);

3. my letter dated October 24, 2001 to Dr. Klein requesting the Proposal be limited to 500 words (Exhibit B);

4. Dr. Klein's letter and revised Proposal dated October 25, 2001(Exhibit C).

Reasons for Omission

Dr. Klein's proposal seeks the cessation of the Company's operations in the state of Mississippi and, as such, relates to Allstate's ordinary business operations.

Rule 14a-8(i)(7) permits an issuer to exclude from its proxy materials any proposal that "deals with a matter relating to the conduct of the ordinary business operations." The SEC policy underlying the general business exclusion of Rule 14a-8(i)(7) is consistent with most state corporate law policies – that being, to "confine the resolution of ordinary business problems to management and the board of directors." Securities Exchange Act Release No. 40,018 (May 21, 1998). In that Release, the SEC stated that there are two central considerations underlying the policy. The first is that certain tasks are so fundamental to management's ability to run a company on a daily basis that management cannot, practically speaking, be subject to direct shareholder oversight. The second consideration underlying the policy is the extent to which a proponent seeks to use a particular proposal to "micro-manage" a company or probe too deeply into complex matters about which shareholders, as a group, would not be sufficiently informed to make a judgment. Securities Exchange Act Release No. 40,018 (May 21, 1998)

I. Market Assessment is Ordinary Business

Dr. Klein's proposal seeks the cessation of Allstate's business in the state of Mississippi on the basis that Mississippi courts are "out of control" and that the situation "endangers the company's financial stability and business reputation." The SEC has indicated many times that proposals related to the sale of particular products are related to the conduct of ordinary business. (See e.g., Alliant Techsystems (May 7, 1996) (sale of antipersonnel mines); Kmart Corporation (February 23, 1993) (sale of literature and other media involving sexual material); USX Corporation (January 26, 1990) (sale of adult "soft-core materials); Wal-Mart Stores, Inc. (March 12, 1996) (sale of tobacco)). The SEC has also agreed in many no-action letters that there are some matters which are so integral to a business that proposals related to such integral matters are considered to be related to the conduct of ordinary business. These items include the determination of hours of business, (Wal-Mart Stores, Inc. (March 23, 2001)(decision to operate stores on Sundays), the provision of certain types of services, (Hospital Corp. of America (February 12, 1986)(ability to provide abortion services)) and the choice to distribute certain products to certain locations (Abbott Laboratories (February 17, 1977)(manufacture, sale and distribution of infant formula to Third World countries)). The SEC has agreed with company assertions that such decisions require detailed and complex analysis by a company's staff of subject matter experts and management oversight and are not appropriate for action by shareholders at an annual meeting.

The Proposal attempts to micro-manage complex and fundamental areas of the Company's operations. Allstate is the nation's largest publicly held personal lines insurer. As an insurance company, Allstate is subject to state insurance laws and regulations of each state in which it does business, in addition to federal laws and regulations. The Company employs approximately 41,000 employees of which roughly 18,000 work in fundamentally critical departments essential to the Company's business. Those areas include its claims, underwriting, finance, accounting, pricing, product operations, investments and law departments. Each of these divisions work in their respective fields to evaluate, design, underwrite and price the Company's products in accordance with Company objectives and applicable laws and regulations. Each division reports through company management to the board of directors the result of its efforts on each respective fundamental area. The choice to offer Company products in any one state is therefore thoroughly assessed. With all due respect to Dr. Klein personally, it is unlikely that he, or the Company's shareholders as a group, would be in a position to effectively assess any state's business and legal environment more thoroughly than the 18,000 Allstate employees, management and board.

II. Insurance Operations in Mississippi Do Not Implicate an Extraordinary Social Issue

The SEC has indicated that a matter may be excluded unless it poses significant social policy issues that transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. Securities Exchange Act Release No. 40,018 (May 21, 1998). Examples of such significant social issues have included doing business in South Africa during the period of apartheid and conducting operations in Northern Ireland where significant employment discrimination was said to be prevalent. Such issues were almost uniformly condemned by shareholders and the public to the level of being a general consensus. Allstate submits there is no significant social or political issue in the Proposal that raises a significant policy question of such import. Litigation is one of the ordinary risks of doing business. Allstate discloses potentially significant or noteworthy legal matters in its periodic reports filed with the SEC. It should be noted in particular that none of the matters currently discussed therein involve an action currently pending in the state of Mississippi.

The SEC has sometimes held that an unusual social issue which might be related to a product line may cause the sale of that product not to be ordinary, such as where the product was out of its usual field of business (See e.g., General Motors (March 4, 1996) (involving sale of Star Wars nuclear program), Westinghouse (December 14, 1992) (sale of weapons of mass destruction)) or where the company's principal product was being promoted for a controversial or dangerous use (Kimberly Clark (February 22, 1990)(paper supplied for cigarettes). The sale of its insurance and investment products raises no unusual social issues. The products that Allstate sells in Mississippi are not significantly different from the products it sells across the country and Allstate does not sell such products for controversial or dangerous uses.

If anything, the Company would prefer to avoid any policy that would support the Proposal's sentiments and statements to the effect that the citizens of Mississippi are led to award large damage awards because they lack "the requisite educational levels to impartially assess the parties' contentions of facts" and as such, cannot appreciate the fact that they have been and are being manipulated by trial attorneys. The Company does not care to be associated with such a notion and respectfully requests the Staff to disavow the use of the proxy rules for the purpose of advancing such viewpoints.

Because there is no significant social policy or issue raised by selling insurance and investment products in the state of Mississippi, the Proposal should be omitted as relating to Allstate's ordinary business operations.

Conclusion

The Proposal relates to Allstate's ordinary business operations and fails to raise any significant social policies; therefore, the Company respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits Dr. Klein's Proposal from its proxy statement for its 2002 annual meeting.

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before the issuance of your response.

If you have any questions with respect to this letter, please contact me at (847) 402-2343, or Jennifer Hager at (847) 402-3776.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed Airborne Express envelope.

Very truly yours,

Katherine A. Smith

Copy w/enclosures to: Dr. Mark I. Klein

Allstate.
You're in good hands.

COPY

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 – Rule 14a-(i)(7)

December 21, 2001

VIA AIRBORNE EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal submitted by Dr. Mark I. Klein for inclusion in The Allstate Corporation's 2002 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation (the "Company" or "Allstate") requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its 2002 annual meeting the stockholder proposal submitted by Dr. Mark I. Klein. The proposal calls for the Company to cease operations in the state of Mississippi (the "Proposal").

We would appreciate your response by February 15, 2002 so that we can meet our timetable for distributing our proxy materials and complying with Rule 14a-8(m).

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, we are filing this letter at least 80 calendar days before we expect to file our definitive proxy statement and form of proxy and we are enclosing six copies of the following:

1. this letter addressed to the Division of Corporation Finance;
2. Dr. Klein's letter and proposal of October 10, 2001 (Exhibit A);
3. my letter dated October 24, 2001 to Dr. Klein requesting the Proposal be limited to 500 words (Exhibit B);
4. Dr. Klein's letter and revised Proposal dated October 25, 2001(Exhibit C).

Reasons for Omission

Dr. Klein's proposal seeks the cessation of the Company's operations in the state of Mississippi and, as such, relates to Allstate's ordinary business operations.

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

Rule 14a-8(i)(7) permits an issuer to exclude from its proxy materials any proposal that "deals with a matter relating to the conduct of the ordinary business operations." The SEC policy underlying the general business exclusion of Rule 14a-8(i)(7) is consistent with most state corporate law policies – that being, to "confine the resolution of ordinary business problems to management and the board of directors." Securities Exchange Act Release No. 40,018 (May 21, 1998). In that Release, the SEC stated that there are two central considerations underlying the policy. The first is that certain tasks are so fundamental to management's ability to run a company on a daily basis that management cannot, practically speaking, be subject to direct shareholder oversight. The second consideration underlying the policy is the extent to which a proponent seeks to use a particular proposal to "micro-manage" a company or probe too deeply into complex matters about which shareholders, as a group, would not be sufficiently informed to make a judgment. Securities Exchange Act Release No. 40,018 (May 21, 1998)

I. Market Assessment is Ordinary Business

Dr. Klein's proposal seeks the cessation of Allstate's business in the state of Mississippi on the basis that Mississippi courts are "out of control" and that the situation "endangers the company's financial stability and business reputation." The SEC has indicated many times that proposals related to the sale of particular products are related to the conduct of ordinary business. (See e.g., Alliant Techsystems (May 7, 1996) (sale of antipersonnel mines); Kmart Corporation (February 23, 1993) (sale of literature and other media involving sexual material); USX Corporation (January 26, 1990) (sale of adult "soft-core materials); Wal-Mart Stores, Inc. (March 12, 1996) (sale of tobacco)). The SEC has also agreed in many no-action letters that there are some matters which are so integral to a business that proposals related to such integral matters are considered to be related to the conduct of ordinary business. These items include the determination of hours of business, (Wal-Mart Stores, Inc. (March 23, 2001)(decision to operate stores on Sundays), the provision of certain types of services, (Hospital Corp. of America (February 12, 1986)(ability to provide abortion services)) and the choice to distribute certain products to certain locations (Abbott Laboratories (February 17, 1977)(manufacture, sale and distribution of infant formula to Third World countries)). The SEC has agreed with company assertions that such decisions require detailed and complex analysis by a company's staff of subject matter experts and management oversight and are not appropriate for action by shareholders at an annual meeting.

The Proposal attempts to micro-manage complex and fundamental areas of the Company's operations. Allstate is the nation's largest publicly held personal lines insurer. As an insurance company, Allstate is subject to state insurance laws and regulations of each state in which it does business, in addition to federal laws and regulations. The Company employs approximately 41,000 employees of which roughly 18,000 work in fundamentally critical departments essential to the Company's business. Those areas include its claims, underwriting, finance, accounting, pricing, product operations, investments and law departments. Each of these divisions work in their respective fields to evaluate, design, underwrite and price the Company's products in accordance with Company objectives and applicable laws and regulations. Each division reports through company management to the board of directors the result of its efforts on each respective fundamental area. The choice to offer Company products in any one state is therefore thoroughly assessed. With all due respect to Dr. Klein personally, it is unlikely that he, or the Company's shareholders as a group, would be in a position to effectively assess any state's business and legal environment more thoroughly than the 18,000 Allstate employees, management and board.

II. Insurance Operations in Mississippi Do Not Implicate an Extraordinary Social Issue

The SEC has indicated that a matter may be excluded unless it poses significant social policy issues that transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. Securities Exchange Act Release No. 40,018 (May 21, 1998). Examples of such significant social issues have included doing business in South Africa during the period of apartheid and conducting operations in Northern Ireland where significant employment discrimination was said to be prevalent. Such issues were almost uniformly condemned by shareholders and the public to the level of being a general consensus. Allstate submits there is no significant social or political issue in the Proposal that raises a significant policy question of such import. Litigation is one of the ordinary risks of doing business. Allstate discloses potentially significant or noteworthy legal matters in its periodic reports filed with the SEC. It should be noted in particular that none of the matters currently discussed therein involve an action currently pending in the state of Mississippi.

The SEC has sometimes held that an unusual social issue which might be related to a product line may cause the sale of that product not to be ordinary, such as where the product was out of its usual field of business (See e.g., General Motors (March 4, 1996) (involving sale of Star Wars nuclear program), Westinghouse (December 14, 1992) (sale of weapons of mass destruction)) or where the company's principal product was being promoted for a controversial or dangerous use (Kimberly Clark (February 22, 1990)(paper supplied for cigarettes). The sale of its insurance and investment products raises no unusual social issues. The products that Allstate sells in Mississippi are not significantly different from the products it sells across the country and Allstate does not sell such products for controversial or dangerous uses.

If anything, the Company would prefer to avoid any policy that would support the Proposal's sentiments and statements to the effect that the citizens of Mississippi are led to award large damage awards because they lack "the requisite educational levels to impartially assess the parties' contentions of facts" and as such, cannot appreciate the fact that they have been and are being manipulated by trial attorneys. The Company does not care to be associated with such a notion and respectfully requests the Staff to disavow the use of the proxy rules for the purpose of advancing such viewpoints.

Because there is no significant social policy or issue raised by selling insurance and investment products in the state of Mississippi, the Proposal should be omitted as relating to Allstate's ordinary business operations.

Conclusion

The Proposal relates to Allstate's ordinary business operations and fails to raise any significant social policies; therefore, the Company respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits Dr. Klein's Proposal from its proxy statement for its 2002 annual meeting.

If you disagree with the conclusions drawn in this letter, we would appreciate an opportunity to confer with you before the issuance of your response.

If you have any questions with respect to this letter, please contact me at (847) 402-2343, or Jennifer Hager at (847) 402-3776.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed Airborne Express envelope.

Very truly yours,

Katherine A. Smith

Copy w/enclosures to: Dr. Mark I. Klein

EXHIBIT A

RECEIVED

OCT 1[illegible] 2001

R. W. PIKE

RECEIVED

OCT 12 2001

JENNIFER HAGER

MARK I KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CALIFORNIA 94611
510-339-6700

October 10, 2001

Dear Mr. Pike:

Please find enclosed my shareholder proposal for placement on the next proxy statement. I own about 2000 Allstate shares. I plan to continue to hold them through the annual meeting.

Kindly send me letter acknowledging receipt of this proposal.

Sincerely,

*

PROPOSED BY MARK I KLEIN, 6808 ESTATES DRIVE, OAKLAND, CA 94611

SHAREHOLDER PROPOSAL

Except as required by existing contracts, or legal requirements, the shareholders recommend Allstate cease operations in Mississippi.

REASONS

Mississippi courts are a plaintiffs' Mecca for winning extraordinary compensatory and punitive damage damages against corporate defendants. The spoils are so potentially rich an Alabama firm active in Mississippi claimed in a advertising solicitation letter "...We have concluded close to 200 cases...(yielding) verdicts or settlements in excess of $1,000,000.00. Twenty-three were in excess of $10,000,000.00 and four of these were in excess of $100,000,000.00." (Beasley law firm letter dated May 18, 2001) The state's Supreme Court, implicitly acknowledging the propensity for over-the-top jury awards, on its ***own motion*** capped appeal bonds at $100,000,000.

The Mississippi legal system permits out-of-state plaintiffs' cases to be tried in a few sparsely population rural counties with reputations for handing out extraordinary compensatory and punitive damages. Under Mississippi rules a case can be brought with any number of out-of-state plaintiffs so long as one plaintiff in the action is a county resident. So in Jefferson County with only 10,000 residents more than 21,000 plaintiffs have filed suit. Recently a Jefferson County jury awarded $10,000,000 in compensatory damages to each of ten plaintiffs suing Johnson & Johnson.

Corporate defendants in the counties favored by the plaintiffs' bar operate at an inherent disadvantage. The judicial districts of the counties chosen most often by plaintiffs usually have only one judge making it very difficult, if not impossible, to challenge for cause.

In educational achievement Mississippi ranks near or at the bottom nationally for functional literacy and high school completion. In Jefferson County, for example, less than half the adult population are high school graduates. Since most of the cases brought

involve complex issues, often of a medical or scientific nature, it becomes impossible for defendants to expect to impanel juries with the requisite educational levels to impartially assess the parties' contentions of the facts to meet to meet their respective burdens of proof. Under such circumstances plaintiff's incitement of jury prejudice against wealthy out-of-state corporate defendants, rather than reliance on the evidence, determines culpability and damages.

Mississippi's legal climate is doubly dangerous for Allstate because in addition to paying the insured losses the company's fiduciary duty to clients makes it liable for bad faith litigation. In a recent newpaper story a State Farm spokesman said, "We are concerned by the size of jury verdicts (in Mississippi.....The courts are) being more liberal in the reading of our policies." (Clarion Ledger, Jackson, MS 6/20/01) Liberalized interpretations of policy provisions increases the risk of bad faith claims leaving Allstate with no reliable actuarial basis to set premiums.

The company has a fiduciary duty to the shareholders to not knowingly risk our capital where Allstate reasonably expects unanticipated excessive insurance losses, unprofitable operations, and potentially large damage judgments against the company for bad faith claims. Mississippi's out of control litigation situation endangers the company's financial stability as well as its nationwide fine brand name for quality insurance products and excellent customer service.

EXHIBIT B

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

October 24, 2001

VIA AIRBORNE EXPRESS

Mark I. Klein, M.D.
6808 Estates Drive
Oakland, CA 94611

Dear Dr. Klein:

As you know, we received your letter of October 10, 2001 and your proposal that Allstate cease operations in Mississippi.

SEC Rule 14a(d) requires shareholder proposals be limited in length to 500 words. Your proposal exceeds this limit as demonstrated on the attached. For your proposal to be included in Allstate's proxy statement, it must be reduced to 500 words. In addition, I have marked the word change you requested in our conversation of this afternoon.

Also attached is the SEC's Rule 14a-8 which contains the procedural and eligibility requirements that shareholder proposals must meet in order to be considered for inclusion in a company's proxy statement.

Under the SEC's Rule 14a-8(f) your revised proposal must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. The SEC recommends you transmit your response by means by which you could support your compliance with this requirement.

Very truly yours,

Katherine A. Smith

Attachments
Copy to: R. Pike

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

PROPOSED BY MARK I KLEIN, 6808 ESTATES DRIVE, OAKLAND, CA 94611

SHAREHOLDER PROPOSAL

Except as required by existing contracts, or legal requirements, the shareholders recommend Allstate cease operations in Mississippi.

REASONS

Mississippi courts are a plaintiffs' Mecca for winning extraordinary compensatory and punitive damage damages against corporate defendants. The spoils are so potentially rich an Alabama firm active in Mississippi claimed in a advertising solicitation letter "...We have concluded close to 200 cases...(yielding) verdicts or settlements in excess of $1,000,000.00. Twenty-three were in excess of $10,000,000.00 and four of these were in excess of $100,000,000.00." (Beasley law firm letter dated May 18, 2001) The state's Supreme Court, implicitly acknowledging the propensity for over-the-top jury awards, on its *own motion* capped appeal bonds at $100,000,000.

The Mississippi legal system permits out-of-state plaintiffs' cases to be tried in a few sparsely ~~population~~ populated rural counties with reputations for handing out extraordinary compensatory and punitive damages. Under Mississippi rules a case can be brought with any number of out-of-state plaintiffs so long as one plaintiff in the action is a county resident. So in Jefferson County with only 10,000 residents more than 21,000 plaintiffs have filed suit. Recently a Jefferson County jury awarded $10,000,000 in compensatory damages to each of ten plaintiffs suing Johnson & Johnson.

Corporate defendants in the counties favored by the plaintiffs' bar operate at an inherent disadvantage. The judicial districts of the counties chosen most often by plaintiffs usually have only one judge making it very difficult, if not impossible, to challenge for cause.

In educational achievement Mississippi ranks near or at the bottom nationally for functional literacy and high school completion. In Jefferson County, for example, less than half the adult population are high school graduates. Since most of the cases brought

involve complex issues, often of a medical or scientific nature, it becomes impossible for defendants to expect to impanel juries with the requisite educational levels to impartially assess the parties' contentions of the facts to meet to meet their respective burdens of proof. Under such circumstances plaintiff's incitement of jury prejudice against wealthy out-of-state corporate defendants, rather than reliance on the evidence, determines culpability and damages.

Mississippi's legal climate is doubly dangerous for Allstate because in addition to paying the insured losses the company's fiduciary duty to clients makes it liable for bad faith litigation. In a recent newpaper story a State Farm spokesman said, "We are concerned by the size of jury verdicts (in Mississippi.....The courts are) being more liberal in the reading of our policies." (Clarion Ledger, Jackson, MS 6/20/01) Liberalized interpretations of policy provisions increases the risk of bad faith claims leaving Allstate with no reliable actuarial basis to set premiums.

The company has a fiduciary duty to the shareholders to not knowingly risk our capital where Allstate reasonably expects unanticipated excessive insurance losses, unprofitable operations, and potentially large damage judgments against the company for bad faith claims. Mississippi's out of control litigation situation endangers the company's financial stability as well as its nationwide fine brand name for quality insurance products and excellent customer service.

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other

MARK I KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CALIFORNIA 94611
510-459-8424

October 25, 2001

Ms. Katherine Smith
Assistant Counsel
Allstate Corporation
Northbrook, IL 60062
VIA FAX: 1-847-326-9722

Dear Ms. Smith:

In accordance with your letter dated 10/24/01, and our telephone conversations yesterday and today, I'm transmitting the attached shareholder proposal. I've reduced the number of words to less than 500, and as per our verbal agreement corrected the typo "population" to read "populated."

Sincerely,

PROPOSED BY MARK I KLEIN, 6808 ESTATES DRIVE, OAKLAND, CA 94611

SHAREHOLDER PROPOSAL

Except as required by existing contracts, or legal requirements, the shareholders recommend Allstate cease operations in Mississippi.

REASONS

Mississippi courts are a plaintiffs' Mecca for winning extraordinary compensatory and punitive damage damages against corporate defendants. The spoils are so potentially rich an Alabama firm active in Mississippi claimed in a advertising solicitation letter "...We have concluded close to 200 cases...(yielding) verdicts or settlements in excess of $1,000,000.00. Twenty-three were in excess of $10,000,000.00 and four of these were in excess of $100,000,000.00." (Beasley law firm letter dated May 18, 2001) The state's Supreme Court, implicitly acknowledging the propensity for over-the-top jury awards, on its ***own motion*** capped appeal bonds at $100,000,000.

The Mississippi legal system permits out-of-state plaintiffs' cases to be tried in a few sparsely populated rural counties with reputations for handing out extraordinary compensatory and punitive damages. Under Mississippi rules a case can be brought with any number of out-of-state plaintiffs so long as one plaintiff in the action is a county resident. So in Jefferson County with only 10,000 residents more than 21,000 plaintiffs have filed suit. Recently a Jefferson County jury awarded $10,000,000 in compensatory damages to each of ten plaintiffs suing Johnson & Johnson.

Corporate defendants in the counties favored by the plaintiffs' bar operate at an inherent disadvantage. The judicial districts of the counties chosen most often by plaintiffs usually have only one judge making it very difficult, if not impossible, to challenge for cause.

In educational achievement Mississippi ranks near or at the bottom nationally for functional literacy and high school completion. In Jefferson County, for example, less than half the adult population are high school graduates. Since most of the cases brought

involve complex issues, often of a medical or scientific nature, it becomes impossible for defendants to expect to impanel juries with the requisite educational levels to impartially assess the parties' contentions of the facts to meet to meet their respective burdens of proof. Under such circumstances plaintiff's incitement of jury prejudice against wealthy out-of-state corporate defendants, rather than reliance on the evidence, determines culpability and damages.

Mississippi's legal climate is doubly dangerous for Allstate because in addition to paying the insured losses the company's fiduciary duty to clients makes it liable for bad faith litigation. In a recent newpaper story a State Farm spokesman said, "We are concerned by the size of jury verdicts (in Mississippi.....The courts are) being more liberal in the reading of our policies." (Clarion Ledger, Jackson, MS 6/20/01) Liberalized interpretations of policy provisions increases the risk of bad faith claims leaving Allstate with no reliable actuarial basis to set premiums.

The company has a fiduciary duty to the shareholders to not knowingly risk our capital where Allstate reasonably expects unanticipated excessive insurance losses, unprofitable operations, and potentially large damage judgments against the company for bad faith claims. Mississippi's out of control litigation situation endangers the company's financial stability and business reputation.

497

MARK I KLEIN, M.D.
6808 Estates Drive
Oakland, California 94611
510-339-6700

December 30, 2001

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Avenue, NW
Washington, DC 20549

RE: ALLSTATE NO ACTION REQUEST

Dear Sir:

Allstate's grounds for a no action letter do not meet its ***presumptive burden to demonstrate entitlement*** to exclude my proposal.

I am a very experienced, successful, patient money, value oriented, diversified, long term blue chip investor who owns about 2000 Allstate shares with most carrying a very low cost basis.

I. My proposal addresses EQUALITY UNDER THE LAW which as an extraordinary social issue merits an exclusion from the "ordinary business" rule.

The keystone of the American social contract is equality before the law.

Allstate allowed shareholder proposals demanding the now defunct South African apartheid regime give legal equality to all citizens regardless of race. Allstate has the temerity with our country at war against freedom's sworn enemies to demand the SEC permit it to deny American shareholders a vote to protest the deprivation of legal equality in Mississippi courts where, unlike South Africa, the company ***actually conducts*** business.

There is a widely shared consensus the Mississippi plaintiffs' bar has hijacked the state's tort justice system. Business defendants in tort actions face kangaroo court justice often leading to financially ruinous judgments.

The extent of legal prejudice against business defendants has been widely publicized. Exhibit 1 (a to g) are representative newpaper articles and political cartoons on the subject. The financial pickings are so rich out-of-state law firms aggressively advertise for Mississippi plaintiffs to gain access to the state's motherlode of stacked deck courtrooms. (Exhibit 2)

Allstate's no action letter request is a blatent attempt to hoodwink the SEC about its ***real reason*** for opposing to this proposal.

Allstate's Corporate Secretary Robert Pike telephoned me after I filed the proposal to applaud the accuracy, importance and relevance to the company's operations and underlying financial stability about Mississippi's kangaroo civil justice system . He concurred about the problem in Jefferson County, the bucaneer plaintiff's bar's favorite trial venue, of impaneling juries with adequate educational levels to impartially assess complex factual disputes.[1]

Mr. Pike asked me to withdraw the proposal because he feared putting this kind of proposal on the proxy would embolden shareholders to submit future proposals on other matters the company would rather not address. He preferred I attend the annual meeting where I'd be warmly received by the Board and given extended time present to my concerns at the annual meeting .

II My proposal does not interfere with Allstate's ordinary business operations.

1. This proposal in no way violates the "ordinary business" exclusion by interfering with 1) "...Certain tasks...so fundamental...to run the company on a day-to-day basis that they could not as practical matter, be subject to shareholder oversight...(2)...where the proposal seeks intricate detail, or specific time-frames or to impose specific methods." 1934 Act Release No. 34-40018 (May 21, 1998)

Allstate asserts in its no action request letter "...most state corporate corporate law policies...confine the resolution of ordinary business problems (to the management and the board.)" The company, incorporated in Delaware, cites no specific provision of that state's law, or case law precedent, barring this proposal.

This proposal merely ***recommends*** a course of action regarding its Mississippi insurance operations.

2. Allstate's assertion that the shareholders "...(aren't) in a position to effectively assess any state's business and legal environment (better than the company) is ridiculous.

---

[1] Johnson & Johnson recently lost a drug side effects case in Jefferson County, MS in which each of 10 plaintiff's won $10 million. The company's lead trial counsel told me no plaintiff proved permanent disability or compensatory damages exceeeding $500! There were no punitive damages. The $10 million each plaintiff won for "pain and suffering" exceeds by more than a ***factor of five*** the compensation paid to the families of loved ones cruelly murdered in the World Trade Center terrorist attack on 9/11.

Talk about lawyerly spin. He said this being Mississippi the case was a "victory" for Johnson & Johnson because the plaintiffs didn't win the $1.2 billion they demanded in their complaint!

Since 1934, the securities laws mandate through disclosure of financial data and related relevant information to enable investors to make informed decisions about company operations. Litigation matters are critical economic variables for Allstate's profitability, and hence an issue informed shareholders need pay close attention. Allstate devoted considerable discussion to litigation matters in its latest 10Q.[2]

Allstate's notion of the relationship of corporate governance to the shareholders is as the former Soviet Union's Poliburo was to the Russian masses.

3. The SEC has allowed shareholder proposals where the issues involve company's basic financial stability. In the early 1980s I placed shareholder proposals for two consective years on the Tenneco proxy ***recommending*** the company spin off its non-petroleum and gas transmission pipeline businesses. I believed the non-energy businesses caused Tenneco to assume an unheathly debt load. The proposals lost but my diagnosis proved prophetic. Crushed by a massive debt load the company ended up cancelling the dividend and selling off at fire sale prices its very profitable off oil exploration and natural gas transmission pipeline businesses to avoid bankruptcy. The shareholders took a bath in sub-zero degree salt water.[3]

Because shareholders have no direct voice in American corporate governance, this proposal is an exemplar as to why Congress authorized a mechanism for shareholders to put issues on the proxy for a vote. As a shareholder with a very low cost base for my shares, I don't want my investment to crash and burn because of Allstate's wreckless disregard of the legal risks of continuing to do business in Mississippi.

I urge the SEC to reject Allstate's request for a no action letter.

Sincerely,

---

[2] In view of Mr. Pike's representations to me, Allstate's latest 10Q is inaccurate and incomplete because it does not address potential mass tort litigation losses in Mississippi's pro-plaintiff civil court system. http://www.sec.gov/Archives/edgar/data /899051/000091205701538766 /0000912057 -01- 538766-index.htm

[3] I sold out at a good price immediately after the second proposal lost having concluded management was hopelessly brain dead about the consequences of drowning Tenneco with debt.

PROPOSED BY MARK I KLEIN, 6808 ESTATES DRIVE, OAKLAND, CA 94611

SHAREHOLDER PROPOSAL

Except as required by existing contracts, or legal requirements, the shareholders recommend Allstate cease operations in Mississippi.

REASONS

Mississippi courts are a plaintiffs' Mecca for winning extraordinary compensatory and punitive damage damages against corporate defendants. The spoils are so potentially rich an Alabama firm active in Mississippi claimed in a advertising solicitation letter "...We have concluded close to 200 cases...(yielding) verdicts or settlements in excess of $1,000,000.00. Twenty-three were in excess of $10,000,000.00 and four of these were in excess of $100,000,000.00." (Beasley law firm letter dated May 18, 2001) The state's Supreme Court, implicitly acknowledging the propensity for over-the-top jury awards, on its ***own motion*** capped appeal bonds at $100,000,000.

The Mississippi legal system permits out-of-state plaintiffs' cases to be tried in a few sparsely population rural counties with reputations for handing out extraordinary compensatory and punitive damages. Under Mississippi rules a case can be brought with any number of out-of-state plaintiffs so long as one plaintiff in the action is a county resident. So in Jefferson County with only 10,000 residents more than 21,000 plaintiffs have filed suit. Recently a Jefferson County jury awarded $10,000,000 in compensatory damages to each of ten plaintiffs suing Johnson & Johnson.

Corporate defendants in the counties favored by the plaintiffs' bar operate at an inherent disadvantage. The judicial districts of the counties chosen most often by plaintiffs usually have only one judge making it very difficult, if not impossible, to challenge for cause.

In educational achievement Mississippi ranks near or at the bottom nationally for functional literacy and high school completion. In Jefferson County, for example, less than half the adult population are high school graduates. Since most of the cases brought

involve complex issues, often of a medical or scientific nature, it becomes impossible for defendants to expect to impanel juries with the requisite educational levels to impartially assess the parties' contentions of the facts to meet to meet their respective burdens of proof. Under such circumstances plaintiff's incitement of jury prejudice against wealthy out-of-state corporate defendants, rather than reliance on the evidence, determines culpability and damages.

Mississippi's legal climate is doubly dangerous for Allstate because in addition to paying the insured losses the company's fiduciary duty to clients makes it liable for bad faith litigation. In a recent newpaper story a State Farm spokesman said, "We are concerned by the size of jury verdicts (in Mississippi.....The courts are) being more liberal in the reading of our policies." (Clarion Ledger, Jackson, MS 6/20/01) Liberalized interpretations of policy provisions increases the risk of bad faith claims leaving Allstate with no reliable actuarial basis to set premiums.

The company has a fiduciary duty to the shareholders to not knowingly risk our capital where Allstate reasonably expects unanticipated excessive insurance losses, unprofitable operations, and potentially large damage judgments against the company for bad faith claims. Mississippi's out of control litigation situation endangers the company's financial stability as well as its nationwide fine brand name for quality insurance products and excellent customer service.

The Clarion-Ledger

1-21

HITTING THE JACKPOT
IN MISSISSIPPI COURTROOMS



Photo Illustration by J.D. Schwalm/The Clarion-Ledger

Out-of-state cases, in-state headaches

By Jerry Mitchell
Clarion-Ledger Staff Writer

ABOUT THIS SERIES

The Clarion-Ledger is examining how multimillion-dollar verdicts and settlements have created a war inside and outside Mississippi courtrooms, spurring debate over whether reform of civil laws is needed.

INSIDE

- Large jury verdicts, **16A**
- A drugstore owner and former owner say the lawsuits are unfair, **16A**
- Users say Rezulin damaged their lives and makers of the drug should pay, **17A**

COMING MONDAY

- Another drug lawsuit trial begins Monday in Fayette
- Reform lies between justices and lawmakers
- Lawyers advertising for clients are contributing to the influx of mass litigation

Whopping jury verdicts — the stuff of John Grisham's fiction — are a reality in Mississippi.

Until 1995, lawyers say there was no verdict, including punitive damages, that surpassed $9 million here. Since then, there have been at least 19 — together totaling more than $2 billion. Six of those verdicts topped $100 million each.

These Lotto-like verdicts, many of which are handed down in poor and rural counties, are enticing out-of-state lawyers and clients to sue here. The legal battles are waged inside Mississippi courtrooms between some of the nation's largest corporations and consumers claiming damages.

Outside the courtrooms, another struggle is taking place. Trial lawyers and business interests are vying to influence the election of judges they want by pumping cash into judicial candidates' campaign coffers.

Business interests are crying foul as multimillion-dollar verdicts pelt Mississippi.

See VERDICTS, 16A

The Clarion-Ledger

Verdicts: Severity of jury awards has greatly increased, MC law professor points out

From 1A

"This jackpot justice is not just affecting the two parties involved. It's going to affect the rest of the economy," said Jerry McBride, president of the Mississippi Manufacturers Association. "People are going to lose jobs, and it raises the cost of products for everybody."

Trial lawyers say the millions that juries are awarding are justified for people hurt or wronged.

"People's lives are being shattered. They're being either killed or maimed," said trial lawyer and state Rep. Ed Blackmon Jr. of Canton. "A person's life has some substantial value. You can't replace a mother with small children with $2 million or $3 million."

Blackmon won a $145 million verdict in Holmes County against Ford Motor Co. for a wreck that killed two. The verdict was one of the nation's largest in 1998.

While defense lawyers have decried the high verdicts, Blackmon said the truth is two of the biggest amounts, either from a settlement or jury verdict, in state history came when Mississippi was the one suing — first in the tobacco lawsuit, in which the state settled for $4.1 billion, and next in the lawsuit against a Virginia software company, in which the state Tax Commission won $475 million, later settling for $185 million.

Even those kinds of settlements and verdicts, he said, are still far short of what's been seen across the nation, at least a half-dozen of which have topped $1 billion, most of them class-action cases.

Many of Mississippi's high verdicts have come in counties such as Claiborne, Copiah, Holmes, Jefferson, Jones and Smith.

Some have made national headlines. But they represent the exception, not the rule, Blackmon said.

For instance, after four different trials involving smokers or those who suffered from second-hand smoke, Blackmon said the most a Mississippi jury has ordered tobacco companies to pay is $1 in connection with their deaths.

"The chance of you getting a large verdict in Mississippi is somewhere in the lower third among the states," Blackmon said.

Between 1987 and 1993, *Forbes* reported that all punitive damage awards upheld in Mississippi by the state Supreme Court were less than $4 million; by contrast, Alabama's figure was more than $100 million.

But the severity of jury verdicts have greatly increased since then, said Jeffrey Jackson, professor at Mississippi College School of Law.

In February, Copiah County jurors returned what would have been a record verdict — $75 billion — only to discover they'd accidentally written too many zeroes on the verdict form. Jurors said they really meant to write $75 million.

Jackson explained that jurors have difficulty determining what punitive damages are appropriate.

"On a scale of one to 10 billion, how bright is the light in your office?" he asked. "That's the kind of thing jurors have to decide because they have no scale when awarding punitive damages."

Minus any comparison, jurors may latch onto figures they see in the media, he said. "If you get $1 billion in settlements, $20 million doesn't seem like a lot of money."

A 1998 *Yale Law Journal* study used 899 people on different mock juries and gave each a set of facts. Panels generally agreed when to award damages, but amounts of punitive damages greatly varied.

News of Mississippi's multimillion-dollar verdicts has attracted trial lawyers from other states, particularly Texas and Alabama, where tort reform laws now limit punitive damages.

These out-of-state lawyers are bringing their out-of-state clients with them. Of the 493 plaintiffs involved in litigation filed in Jefferson County against GAF Corp., an asbestos manufacturer, more than half are from Texas.

So how can Texans bring their case against a New Jersey company into the Magnolia State?

Under Mississippi's civil rules, it doesn't matter how many plaintiffs live out of state as long as one lives in state. It doesn't matter how many plaintiffs live in different counties as long as one plaintiff lives in that county. And no in-state plaintiffs are needed if an in-state defendant can be found.

Such civil rules have led to Fayette pharmacist Tracy Swiley being sued at least six times since last year to ensure that lawsuits against drug companies wound up in Jefferson County.

"The problem where claims can be aggregated in any way the judge sees fit has denied real justice to many out-of-state plaintiffs, out-of-state defendants and called into question fundamental rule-of-law issues," said Sherman Joyce, president of the Washington, D.C.-based American Tort Reform Association.

Tort reform proponents note that Mississippi's first jury verdicts topping $9 million came the same year restraints were lifted on lawyers advertising for clients — 1995.

"These 'come-on-down' ads, most of which emphasize the words 'free' or 'no charge,' don't make it clear that in most cases, a full third — or in some asbestos cases more than one half — of the judgment can go to your lawyer," Joyce said.

Montgomery lawyer Jere Beasley, whose firm has brought Mississippi litigation, said lawsuits are necessary to keep consumers safe from faulty products and unscrupulous operators.

In 1999, his firm won a case in which an Alabama jury ordered a finance company to pay a family $581 million for a $1,200 overcharge on a credit agreement to purchase two satellite dishes.

"If corporate America did right and followed the rules and didn't try to cut corners, you wouldn't be making this call," he told *The Clarion Ledger*.

He recently mailed Mississippi lawyers a glossy publication showcasing his firm's nearly 200 multimillion-dollar verdicts, including four topping $100 million.

Beasley insists he's not targeting Mississippi but is doing business throughout the South. But four lawyers in his 39-member firm have also passed the Mississippi bar — more than any other state outside Alabama.

Not everyone is happy with this migration to Mississippi.

"Go back to Alabama," remarked trial lawyer Jim Shannon of Hazlehurst, who says out-of-state lawyers have tried to dump their clients on him. "What's happening could be adverse to the people if Mississippi is a dumping ground for out of state plaintiffs. Mississippi courts should be for Mississippi residents."

Court rules attracting Robin Hood or pirates?

Unlike 48 other states, Mississippi doesn't permit class-action lawsuits. Plaintiffs who have claims involving the same facts and law, however, can be grouped under Rule 20 of the Mississippi Rules of Civil Procedure.

But the Mississippi Supreme Court never intended for Rule 20 to authorize the kind of quasi class-action litigation now taking place, said former Chief Justice Armis Hawkins of Houston. "I'm sure disturbed at what's happening. These big corporations have a lot coming to them, but these trial lawyers, they're not Robin Hood. They remind me of pirates."

If justices had such an intention, the committee that recommended the civil rules would have also suggested Rule 23, which regulates class-action litigation, said former state Supreme Court Chief Justice Lenore Prather, who served on the committee with Hawkins. "We did not favor class action suits for reasons that it was burdensome, and our courts weren't equipped to handle them."

The high court's adoption of the rules in 1982 drew fire from some lawmakers because the court adopted the rules on its own rather than receiving legislative approval.

"A bill was introduced to impeach us or remove us," recalled Hawkins, who voted with the 5-4 majority. "If I'd have known all it was going to do, I would have agreed we should have been impeached."

Jefferson County Circuit Judge Lamar Pickard, who has heard some of the big judgment cases, said he didn't believe Rule 20 was intended to authorize quasi-class-action litigation.

He'd like to see the high court take another look at the civil rules, he said. "It's always a good idea for courts to reexamine rules in light of changes in almost 20 years."

In February, the state Supreme Court answered any question there might have been about whether civil rules authorized litigation with mass numbers of plaintiffs from various states.

In a 5-4 decision, justices upheld a lawsuit against American Bankers Insurance Co. that had 1,371 plaintiffs — 26 of them from other states. "Having 1,371 cases tried separately with separate discovery and trials would create havoc in the trial courts and delay," wrote Justice Chuck McRae, a former trial lawyer.

In his dissent, Justice Bill Waller Jr., with a general law practice background, wrote there was a lack of proof these cases should have been combined. "Unless these plaintiffs can show some nexus with the state of Mississippi, they should not be joined in these state actions."

Until recently, another civil rule prompted some companies to settle rather than appeal — a rule requiring a firm to post a bond of 125 percent of the damage award.

In 1995, a Hinds County jury returned a $500 million verdict against the Loewen Group, requiring the Canadian funeral home giant to post a $625 million bond. Loewen, which settled the case for $175 million, filed for Chapter 11 bankruptcy.

To address similar situations in the future, the state Supreme Court revised the rule to allow for a defendant to substitute 10 percent of the company's net worth and, absent unusual circumstances, no bond beyond $100 million.

"We did not want a case to be settled simply because of the bond," Pittman said in a prepared statement. "We've had some very high punitive damage awards in Mississippi and across the nation. Courts intend to be fair to all parties."

Defense lawyer John B. Clark of Jackson said the change in the appeal bond rule should help, but "it won't address all cases."

In these high-verdict cases, "the jury became inflamed by the facts or arguments of counsel and seems to have responded to factors other than the facts," Clark said. "In cases where that happens, there's a strong duty on the part of the trial judge to bring those verdicts back toward the norm."

Stan Flint, lobbyist for the Mississippi Trial Lawyers Association, said the bond change marks the first sign corporations are pushing for tort reform in Mississippi.

"It does appear to me that business has targeted this issue as a way to assault the last place a guy can get a fair shake," he said.

As for the high verdicts in Mississippi, "the reason these juries are so damn mad is that they're being screwed into the ground by big business," he said.

Hawkins compared litigants journeying to the Magnolia State to the Alaskan Gold Rush of the late 1800s. "People want to get their pot of gold in Mississippi. What they're really going to do is cause a backlash where meritorious cases will eventually be hurt."

LARGE MISSISSIPPI JURY VERDICTS

Until 1995 in Mississippi, lawyers say there was no verdict, including punitive damages, that surpassed $9 million here. Since then, there have been at least 19 — five of which exceeded $100 million. Below are the 19 jury verdicts that exceeded $9 million. Each verdict is listed by year, county, case, actual damages, punitive damages and total damages. Figures are in millions of dollars.

YEAR	COUNTY	CASE	ACTUAL	PUNITIVE	TOTAL
1995	Jones	Trustmark National Bank	$.5	$38	$38.5
1995	Hinds	O'Keefe vs. Loewen Group	$100	$400	$500
1997	Jones	Hicks vs. General Motors	*	$36	$36
1998	Holmes	Robinson vs. Ford Motor Co.	$25	$120	$145
1998	Jefferson	Asbestos Manufacturers	$49	#	$49
1999	Jefferson	American Home Products	$150	#	$150
1999	Copiah	Jackson National Life Ins. Co.	**	$33	$33
1999	Hinds	Doctor's group vs. BlueCross & BlueShield	***	$10	$10
1999	Jones	American General Financial Center	$.5	$167	$167.5
2000	Rankin	Rankin County Medical Center	$9	0	$9
2000	Holmes	Illinois Central Railroad	$5	$5	$10
2000	Hinds	Mid-America Apartments	$29	#	$29
2000	Jefferson	Canal Insurance Co.	$10	0	$10
2000	Hinds	State Tax Comm. vs. American Management System	$299	$175	$474
2000	Smith	General Motors	$250	0	$250
2000	Harrison	Premium Tank Lines	$28	0	$28
2001	Jackson	Connecticut Crane Co	$1	$15	$16
2001	Copiah	St. Paul Insurance	$1	$75	$76
2001	Holmes	Washington Mutual Finance Group LLC	$2	$69	$71

Source: Circuit Court records * $5.38 ** $22.93 *** $12.165 # Case settled before punitive damages awarded

1-40

The Clarion-Ledger

Jefferson County ground zero for cases

By Jerry Mitchell
Clarion-Ledger Staff Writer

"The center for the redistribution of wealth."

That's what some lawyers call the Jefferson County Courthouse in Fayette.

On the heels of jury verdicts reaching as high as $150 million and settlements reaching as high as a reported $400 million, a deluge of lawsuits has been brought in Jefferson County against drug, tobacco companies, tire manufacturers, auto makers, loan companies, insurance companies and other businesses.

There have been so many lawsuits filed there since 1999 that the total number of plaintiffs (more than 10,000) has outnumbered the total number of people in the county (9,740). And many of those suing aren't from Mississippi.

Juries awarding millions to outsiders has left a bad taste in the mouths of residents such as Rebecca Henderson, a 40-year-old registered nurse from Union Church.

"You are looking at people walking out of the county with millions and millions of dollars," said Henderson, herself a plaintiff in a lawsuit against the maker of the acid reflux drug Propulsid. "They are using the citizens of the county."

Big-ticket verdicts and large numbers of out-of-state plaintiffs in Jefferson County so concerned state Supreme Court Chief Justice Ed Pittman that he met with Jefferson County Circuit Judge Lamar Pickard earlier this year about what's been happening in the county. Pittman would not comment.

Pickard said the huge verdicts represent a few exceptions rather than the rule. And what large judgments there have been are comparable to elsewhere, said Pickard, whose district includes Jefferson,

See JEFFERSON, 17A

"It's a dumping ground for lawsuits."

David W. Clark, an attorney for the Mississippi Manufacturers Association



J.D. Schwalm/The Clarion-Ledger

The Jefferson County Courthouse in Fayette is the site of many court battles where millions of dollars are at stake.

Jefferson: Expectation of large awards spur filings in county, says tort reform group off

From 1A

Claiborne and Copiah counties.

For instance, five plaintiffs in a Jefferson County lawsuit won a $150 million jury verdict against the makers of the diet drug combination Fen-phen. In a similar case in Texas, a jury awarded a single person $56 million.

Pickard said that means the Texas award was larger when figured per person. "In fairness, if you look at it on a national scale, I don't think Jefferson County has been that far out of line," he said.

Even if a big judgment occurs, judges at the trial court and appeals courts can ensure that verdict is the correct one, the judge said. "There are so many safeguards built into our system. The trial court can go back and adjust the verdict. I can reduce the verdict. The court has never been asked to do that."

One problem has been talk about the county being besieged with tens of thousands of lawsuits, he said. "I'm not nearly as concerned about the truth in Jefferson County as I am the rumors."

What is true is the number of lawsuits in Jefferson County nearly quadrupled last year. They went from 178 in 1999 to 629.

In a February interview, Pickard said that increase hadn't kept court officials from keeping an up-to-date trial docket. "It's not so heavy that we are not able to handle it," he said.

The business community sees what's happening in Jefferson County as forum shopping of the worst sort. "They aren't filing their lawsuits because it's easy to get to or because of the fine restaurant selection in town," said Michael Hotra, director of public education for Washington, D.C.-based American Tort Reform Association. "They're filing their cases because they know they win large judgments or settle cases on highly favorable terms."

Pickard defended suing in Jefferson County. "'Forum shopping' sounds like a bad word when actually it's not," he said. "I would prefer to call it 'forum selection' rather than 'forum shopping.'"

Whatever you call it, some lawyers question what's happening in the southwest Mississippi county. "It's a dumping ground for lawsuits," said David W. Clark, an attorney for the Mississippi Manufacturers Association.

One fact that adds to the dumping ground claim is that many plaintiffs listed in Jefferson County lawsuits don't live there.

In April 2000, 398 people who took diet drugs joined in a single

EDITOR'S NOTE

Beverly Pettigrew Kraft contributed to this series before leaving *The Clarion-Ledger* in February

lawsuit suing 203 physicians and pharmacies in Jefferson County Circuit Court. None of the plaintiffs and only one defendant lives in Jefferson County. It's possible, because Mississippi's civil rules permit lawsuits to be filed where only one plaintiff or defendant resides. Also, plaintiffs with similar claims can be grouped.

In his February interview, Pickard said the practice was a matter of judicial economy. "When there are groups of cases with essentially the same facts and law, they can be grouped together in order to dispose of multiple cases in one trial," he said.

But earlier this month, Pickard, circuit judge since 1995, said because of his growing familiarity with the civil court rules that apply, he scrutinizes mass lawsuits more closely and in several recent cases has refused to join out-of-state and out-of-county plaintiffs. "We're trying to do something about that," he said.

Trial lawyers say they're merely doing what court rules permit them to do, adding that they file plenty of lawsuits outside Jefferson County.

"There are different counties in Mississippi — just like there are in any state — that are more favorable to the plaintiffs," said T. Mark Sledge of Jackson, the attorney for plaintiffs in lawsuits against the tobacco industry and pharmaceutical companies, including some filed in Jefferson County.

And there are certainly counties such as Rankin and Madison that tend to be better venues for the defense, he said. "I don't think it would be fair to home in on Jefferson County. We file lawsuits all over the state."

But defense lawyers say mass groupings of plaintiffs in favorable venues give trial lawyers leverage to settle their cases for top dollar.

"You see what has happened in the past," Clark said. "It really forces them (companies) to settle, regardless of the merits or demerits of the lawsuit."

Although the county has received much of the focus, Jackson lawyer Lance Stevens, who filed three Fen-phen lawsuits in Jefferson County last year, said what he and other lawyers are really looking for is a quick trial date.

"I don't think the lesson is that Jefferson County is the greatest place to be," he said. "Being at trial is the best place to be when you have a Fen-phen case. Every jury that has heard the facts in this case has just been horrified."

Aside from past high-dollar verdicts, demographics are an attraction to trial lawyers, said Hazlehurst lawyer Carroll Rhodes, who's defended cases and represents plaintiffs in the tobacco-asbestos fight in Jefferson County.

In April, the most recent month for which figures are available, the majority black county had an unemployment rate of 12.2 percent, nearly triple the state's 4.3 percent and the country's 4.2 percent. It was the third highest unemployment rate in the state.

"If you have never had any suffering, if you have always had things relatively easy, it's hard to understand," said Rhodes. "If you have been the victim of a wrong, it's easy to understand someone who claims they are hurt."

As a consultant in lawsuits in which five people said Fen-phen caused their health problems, Rhodes predicted a jury would return with a judgment of about $150 million.

He was right. A Jefferson County jury in December 1999 awarded $150 million in compensatory damages to those five pe[...] one of whom lived in the [...]

While jurors deliber[...] tive damages, Americ[...] Products reportedly s[...] case for those five and [...] 800 others — about 50[...] weren't from Mississi[...] about $400 million.

American Home [...] reached another multi[...] lar settlement in a sec[...] Jefferson County in Oct[...]

Frances Ballard of Lo[...] man of the jury that re[...] $150 million judgmen[...] verdict was the right [...] what the evidence show[...] bad drug."

But when the 51-yea[...] manager at Southwest M[...] Regional Mental Heal[...] Gibson heard that peop[...] son County got less in [...] ment than people from [...] the news sounded a so[...] her.

It also did for her hus[...] Ballard, 59, a former [...] County supervisor. "I [...] it's fair just for people t[...] Jefferson County and [...] and get the money. I don[...] about it at all. They see[...] ing everything away fro[...] County. They have giv[...] County a bad name."

1-b

The Clarion-Ledger


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The Clarion-Ledger

More insurance firms exit Miss.

By Jerry Mitchell
Clarion-Ledger Staff Writer

Forty-four companies have pulled out of Mississippi or stopped selling certain kinds of insurance because of big jury verdicts, Insurance Commissioner George Dale said Monday.

On June 1, Woodbury, N.Y.-based Bankers Life Insurance Co. became the latest to pull out. It stopped accepting new business in Mississippi, citing its "deepening concern over the volatile legal climate in the state, which appears to be deteriorating."

Some firms still selling insurance are seeking higher rates, Dale said. "One company just filed a 73 percent rate (increase) request on medical malpractice insurance."

Informed of insurance companies pulling out of the state, Jackson lawyer Shane Langston, president of the Mississippi Trial Lawyers Association, responded, "There are some insurance companies we wish didn't do business with Mississippi because they cheat people."

Since 1995, the landscape for big jury verdicts has changed drastically in the state. Before then, there was no jury verdict of more than $9 million. At least 19 have occurred since, totaling more than $2 billion. Six topped $100 million each.

Mississippi's big verdicts are fueling talk of reform, either by adopting new laws or altering court rules to make it tougher for out-of-state plaintiffs to sue in Mississippi courts.

Today, Dale is slated to deliver his message of concern to Mississippi's independent insurance agents. "What I'm also going to tell the group is the insurance

See INSURANCE, 4A

Insurance: Lack of tort reform could hurt state, Dale warns

From 1A

people are not the people who can go to the Legislature and bring reform," he said. "It's more likely to be addressed if the business community gets involved."

Dale expects business interests and trial lawyers to each push for their own agenda in the 2002 legislative session.

"Both sides give a lot of money to us politicians to protect their view and protect their side," he said. "That's dangerous."

Most of Dale's campaign contributions come from business interests, including insurance companies. "I make no bones about it," he said. "I would pretty much come down on the side of business. My campaign funds come from business, where some other officials, probably from the president of United States on down, receive large contributions from the plaintiff's bar."

Langston said lawsuits are necessary to ensure safety and right wrongs.

He said lawsuits he brought against Metrocenter mall helped improve security there. "Now they have 12 to 15 security guards, better lighting," he said. "Violent crime has decreased significantly."

In other litigation brought by Langston, a Hinds County Circuit Court jury delivered a $29 million judgment against Mid-America Apartments to both the family of a man killed when his throat was slashed and the victim's friend, shot in the same 1997 attack.

One suspect in the attack had been groundskeeper for the complex, and the complex had done no background check on him when he was hired.

Owners knew about the perpetrator's violent tendencies but did nothing about it, Langston said. "Yeah, the jury got mad and popped them. The jury system works in this state."

The company the jury popped has since decided to stop doing business in Mississippi.

Citing the $29 million judgment and another for $3 million, Mid-America CEO George E. Cates wrote Jackson Mayor Harvey Johnson Jr., suggesting tort reform: "Without getting into the merit or lack of merit of those cases, we believe the judgments were unfair, extortionate, excessive and destructive to businesses."

In a recent interview, the company's president, Eric Bolton, called Hinds County far worse than any place in the Southeast.

Without tort reform in Mississippi, "good companies will be forced out or prices will have to go up," he said.

Langston said that Mississippi is one of the few places left to get a fair hearing. "You see a lot of lawyers flocking to Mississippi 'cause Texas laws are screwed up, and there are unfair judges. You can't get a fair trial. The same thing happened in Alabama after tort reform."

Independent insurance agent Norma Faulkner of Mantee said the pullout has hurt her. Property and casualty insurance companies, Bankers Standard and Omega, wouldn't renew existing policies, she said. "I definitely lost customers because of this. They thought it was something I'd done."

Dale said a day of reckoning must come: "You can't continue with the juries we have and not pay the consequences."

An insurance company, or any person for that matter, should have a jury of their peers, he said. "You can't tell me that someone with a sixth-grade education, whose only income is from public assistance, can tell how many millions of dollars a company should pay. That's not a jury of his peers."

Staff Writer Jimmie Gates con-

1-d

DELTA DEMOCRAT TIMES
Greenville, MS 7.02.01

Lawyers see state as land of fortune

3 9

Mississippi has quickly earned the reputation as being fertile ground for plaintiffs' lawyers seeking to hit the jackpot.

Last month, the National Law Journal, a lawyers' trade publication, described Mississippi as a "mecca" for personal injury lawsuits. And the Clarion-Ledger has been publishing a series of stories on the topic.

Although the Jackson paper strains to be balanced in the coverage, the conclusion is clear: The rules in Mississippi's courts and the bias of juries in a handful of counties are heavily tilted toward the litigants — so much so that trial lawyers from outside Mississippi are rushing to do business here and bringing aggrieved out-of-state clients with them.

Outrageously high jury awards are a fairly recent phenomenon, the Clarion-Ledger reports. Up until 1995, there was no verdict that surpassed $9 million in this state. Since then, there have been at least 19, together totaling more than $2 billion.

The latest came in Holmes County, where a jury awarded $71 million to 23 defendants who accused a finance company of goading customers into renewing loans with additional undisclosed charges.

Three factors have been driving this disturbing trend.

n In the mid-1990s, most of the restraints on lawyer advertising were lifted in Mississippi. There has been an explosion of advertising, including in this newspaper, by lawyers seeking individuals to sue drug makers, insurance companies and other industries with deep pockets. It has made ambulance-chasing look almost respectable in comparison.

n Reforms in nearby states, particularly Alabama and Texas, designed to curb lawsuit abuse have encouraged lawyers from those locales to look for friendlier terrain, such as Mississippi, where punitive damages are not capped. Punitive damages — subject to the whimsy of jurors predisposed to sock it to "big business" — usually make up the bulk of the multi-million-dollar awards.

n Mississippi court rules, dating back to 1982 and liberally interpreted by subsequent state Supreme Court justices, allow lawsuits with mass numbers of plaintiffs from various states. "Under Mississippi's civil rules," the Clarion-Ledger reported, "it doesn't matter how many plaintiffs live out of state as long as one lives in state; it doesn't matter how many plaintiffs live in different counties as long as one plaintiff lives in that county.

The situation is crying for reform. While trial lawyers and a few Mississippians may strike it rich, the rest of us will pay for this litigation explosion in higher living costs and fewer job opportunities.

Companies aren't exactly attracted to places where their chances of being bankrupted by a runaway jury are higher than average. Already 44 insurance companies have pulled out of Mississippi or stopped selling certain kinds of insurance here because the risks are too high, according to Insurance Commissioner George Dale.

That means more expensive insurance premiums for everyone else who resides or does business in Mississippi. It is incumbent on the Legislature or the state Supreme Court to restore sanity and balance in the civil justice process, so that both plaintiffs and defendants get a fair shake.

— Greenwood Commonwealth

The Clarion-Ledger


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Dear Mississippi Lawyer:

Please allow this letter to introduce you to our firm. We have several lawyers licensed in Mississippi and are handling many cases in Mississippi at this time. We have 40 lawyers in our firm and approximately 200 support staff. We are handling individual product liability, personal injury and nursing home cases, mass torts, business torts, and consumer fraud cases. We welcome the chance to work with you on these type cases.

I have enclosed our brochure with inserts. The inserts have more information about the type of cases we are currently working on. This brochure is currently being updated, so it does not include our recent record fen-phen settlement and other recent verdicts or settlements.

→ We believe our track record can benefit your clients. We have concluded close to 200 cases that involved verdicts or settlements in excess of $1,000,000.00. Twenty-three of these were in excess of $10,000,000.00 and four of these were in excess of $100,000,000.00.

I have also enclosed the last month's *Jere Beasley Consumer Report*. This is a monthly publication that goes to approximately 100,000 people. If you would like to receive this free publication monthly, please fill out the attached form.

We look forward to working with you in Mississippi in [...]. If you would like to work with us on any of these type cases, please call:

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you may have legal rights you need to protect.

Please call for a free consultation:

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E2

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 – Rule 14a-(i)(7)

January 7, 2002

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN 8 PM 3:08

VIA AIRBORNE EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Company Response to Dr. Mark I. Klein's letter to the SEC dated December 30, 2001

Ladies and Gentlemen:

This letter is in response to stockholder proponent Dr. Mark I. Klein's response to The Allstate Corporation's (the "Company" or "Allstate") no-action request dated December 21, 2001 to the SEC.

We disagree with the positions that Dr. Klein has asserted in his letter dated December 30, 2001. The ability to effectively assess a state's business and legal environment and to decide where the corporation should or should not conduct business is properly vested in management.

While we, too, are concerned about the legal climate in Mississippi, we currently have no material litigation in Mississippi. Item 103 of Regulation S-K requires registrants to describe *any material pending legal proceedings, other than routine litigation incidental to the business.* Allstate's periodic reports to the SEC fully comply with this requirement.

In addition, Dr. Klein is mistaken in asserting that Allstate "allowed shareholder proposals demanding … the South African apartheid regime give legal equality to all citizens[.]" The Company made its initial public offering in 1993 and filed its first proxy statement in March of 1994. To date, it has never included a shareholder proposal on the subject of apartheid or South Africa in its annual proxy statement.

In accordance with the general requirements of Rule 14a-8(j), we have enclosed six copies of this letter. We would appreciate the opportunity to discuss the subject with you further if you require additional information. Please contact me at (847) 402-2343, or Jennifer Hager at (847) 402-3776.

Allstate Insurance Company
2775 Sanders Road, A-2 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.9722 Email ksmith1@allstate.com

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed Airborne Express envelope.

Very truly yours,

Katherine A. Smith

Copy to: Dr. Mark I. Klein

MARK I KLEIN, M.D.
6808 Estates Drive
Oakland, California 94611
510-339-6700

January 8, 2001

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
Washington, DC 20549

RE: ALLSTATE LETTER TO SEC DATED 1/7/02

Dear Sir:

Allstate's board and management is vested with the responsibility to "...assess (Mississippi's) business and legal environment and to decide (whether to continue doing business in the state)." My proposal is a ***recommendation*** consistent with Rule 14a-8(i)(1) which, if approved by the shareholders, has no binding legal authority.

Allstate attempts to hoodwink the SEC with the technical claim it never included a South Africa proposal on the proxy. Sears spun off Allstate to the shareholders in 1993 at about the same time the racist, apartheid regime collapsed. Allstate does not deny South Africa anti-apartheid proposals appeared on the Sears proxy.

Even if Allstate, as an independent entity, never had an anti-apartheid measure on the proxy, my proposal addresses the extraordinary social issue of equality before the law in the United States. We are at war today to protect our liberty whilst Allstate desperately wants to block the shareholders from ***recommending*** the company cease doing business in a jurisdiction which deprives some to equal justice before the law.[1]

The company's response to my criticism of its latest 10K disclosure on pending litigation is at best uninformative. Allstate's assertion "...we currently have no material litigation in Mississippi...*other than routine litigation incidental to the business*" is utterly meaningless. Such "*routine*" litigation could include bad faith and fraud cases with punitive damage claims, if tried in certain Mississippi counties, could result in judgments that might imperil Allstate's financial viability. Successful plaintiffs' lawyers know good discovery can turn a "*routine*" case into very expensive "material" litigation.

Ambrose Bierce's aphorism "(Mississippi civil) litigation is machine in which (corporate defendants) enter a pig and emerge a sausage" was never more true.

Sincerely,

[1]In my 12/30/01 letter to the SEC I said Allstate's *real* problem with my proposal is the fear by raising a substantive issue other shareholders would put forward ideas the company would rather not [redacted] address. Too bad for Allstate there are no Siberian gulags for ungrateful shareholders.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated December 21, 2001

The proposal requests that Allstate cease operations in Mississippi.

There appears to be some basis for your view that Allstate may exclude the proposal under 14a-8(i)(7) as relating to ordinary business operations (i.e., the decision to cease operations in a particular location). Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel